January 26, 2012

Margret E. Duvall
NT Equity Long/Short Strategies Fund
c/o Northern Trust Investments, Inc.
50 South LaSalle Street
Chicago, Illinois 60603

Re: NT Equity Long/Short Strategies Fund
        File Number: 811-22611

Dear Ms. Duvall:

We have reviewed the registration statement on Form N-2 filed on behalf of NT Equity Long/Short Fund (the "Fund") on December 30, 2011 under the Investment Company Act of 1940 (the "1940 Act"). We have the following comments.

Part A --- Information Required in a Prospectus

Item 3   Fee Table and Synopsis

1. According to the footnotes to the fee table, the administration fees and the annual operating expenses are "capped" at 0.20% and 0.60%, respectively. Specify whether this is pursuant to an expense limitation agreement with the Investment Manager or some other party. Disclose who will pay the fees and expenses that exceed these "caps". If there is a fee waiver or expense limitation agreement, disclose how long it will be in effect and how such an agreement can be terminated. Also, confirm to the staff in your letter responding to these comments that there will be no recoupment of amounts waived.

2. Under Item 10.1 on page 12, it is disclosed that Common Units are subject to an early withdrawal charge of 2.00% of the current net asset value. A line and subcaption showing this 2.00% withdrawal charge should be added to the fee table.

Item 8 General Description of the Registrant

8.2   *Investment Objectives and Policies*

3. Clarify the investment objective by specifying that "risk-adjusted" means "adjusted for inflation" and "returns" means "income plus capital appreciation".

4. Revise the disclosure to make it clear that the Fund is not only a "Fund of Funds" but a "Fund of Hedge Funds".

5. Disclose the extent to which the "Sub-Funds" may be non-U.S. entities and will or will not be registered with the Securities and Exchange Commission, any other United States regulator, or foreign regulator. Clarify that all, or nearly all, of these "Sub-Funds" will be hedge funds.

6. Please confirm in your response letter that the Fund will treat all assets of an underlying investment fund that is created for the Fund and whose sole investor will be the Fund, as if the Fund directly owned the assets for purposes of complying with the 1940 Act (including approval of advisory contracts.)

7. Disclose whether there are any maturity or credit rating parameters with respect to the fixed income securities in which the Fund and the Sub-Funds may invest. If the Fund and the Sub-Funds may invest in below-investment-grade debt securities, disclose that such securities are commonly referred to as "junk bonds" and may be considered speculative.

8. Please inform the staff in your response letter to these comments how derivatives will be valued for purposes of calculating the Fund's net asset value and management fees. Also, please consider the staff's observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. *See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf*.

9. Since the Fund has "equity" in its name, it must have a policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in equity securities. Amplify the disclosure accordingly. *See* Rule 35d-1(a)(2) under the 1940 Act.

10. On page 5 it is stated that the Fund will not "look through" to the investments in the Sub-Funds in applying the Fund's investment restrictions. A Fund- of- Funds is required to "look through" to the investments in such underlying funds both for purposes of its investment restrictions and the 80% test required by Rule 35d-1. Revise your disclosure accordingly.

11. Disclose that the Fund is to be a Master Fund and add the appropriate disclosure. If the Fund will have investors other than Feeder Funds, disclose what kind of investors they will be (*e.g.* retail investors, institutional investors, pension plans, etc.).

8.3 *Risk Factors*

12. There is disclosure on page 6 concerning the risks of "non-diversified status" and a statement that the Fund is non-diversified. This contradicts the statement in Item 8.1 on page 2 that the Fund is diversified. Please reconcile.

13. The difficulties and risks inherent in the valuation of investments in Sub-Funds should be fully disclosed.   The Fund should have clear written policies and procedures regarding valuation reports submitted to the Board and the methodology for making valuation decisions. These procedures should seek to insure that the Fund is able to reliably determine the value of its investments in the Sub-Funds. Furthermore, expand your valuation disclosure in light of the past guidance provided by the staff on the issue of valuation. *See* the letters to Craig S. Tyle, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management, dated December 8, 1999 and April 30, 2001, and in particular footnote 13 to the 1999 letter. In addition, please provide us with a copy of the valuation procedures adopted by the Board to determine the value of the Fund's investments.

Item 9 Management

9.3 *Control Persons*

14. Inform the staff in your response letter whether there will be any other Feeder Funds than the two mentioned here.

15. The Fund's Form D, filed on October 17, 2011, indicates that 119 investors have already invested in the Fund. Are any of these investors beneficial owners of the two Feeder Funds referred to in Item 9.3? Are all of these investors "Accredited Investors" within the meaning of Rule 501(a) under the 1940 Act? If not, please provide a representation in your response letter that the Fund will in no event sell its shares to more than 35 purchasers who are not "Accredited Investors" .

Item 10 Capital Stock, Long-Term Debt, and Other Securities

10.1 *Capital Stock*

16. <u>Preferred Units</u> -- Please inform the staff whether the Fund has any present intention of offering "preferred units". If so, inform the staff how soon such units will be offered.

17. Please confirm to the staff, if applicable, that the dividend expenses associated with the future issuance of the "preferred units" will be included in the body of the fee table.

18. Disclose the circumstances which would cause the Fund's Board to consider issuing "preferred units".

General

19. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement, other than for the Managed Dividend Policy.

*   *   *

Responses to this letter should be in the form of an amendment filed under the Investment Company Act of 1940. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- the staff , by providing these comments, does not foreclose the Commission or the staff from taking any action with respect to the filing;

- the action of the Commission or the staff, in providing these comments, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert these comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

Sincerely,

John Grzeskiewicz
Senior Counsel

cc: Philip H. Harris